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RECEIVED

SEC Mail Processing Section

FEB 29 2016

Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49347

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Accelerated Capital Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18301 Von Karman, Suite #400
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne Miller **602-770-9809**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

KMJ Corbin & Company
(Name - if individual, state last, first, middle name)

20720 Ventura Blvd Suite 160	Woodland Hills	CA	91364
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Wayne Miiller, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Accelerated Capital Group, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Subscribed and sworn
to before me
this 27 day of February 2016

Notary Public


KENNETH JADA WISE
NOTARY PUBLIC - ARIZONA
Maricopa County
My Commission Expires
September 11, 2019

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental (AUP).
- [ ] (n) Management's Exemption Report
- [ ] 0 Report of Independent Registered Public Accounting Firm on Exemption

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Accelerated Capital Group, Inc.
SEC ID No. 8-49347

Statement of Financial Condition

For the Year Ended December 31, 2015

This report is filed in accordance with Rule 17a-5 (e)(3) under the Securities Exchange Act of 1934 as a **Public Document.**

Accelerated Capital Group, Inc.

CONTENTS

ACCELERATED CAPITAL GROUP, INC.
SEC ID No. 8-49347

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2015

The report is filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

KMJ | Corbin & Company

Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of Accelerated Capital Group, Inc. (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 29, 2016

Accelerated Capital Group, Inc.
Statement of Financial Condition
December 31, 2015
Assets

Cash	$350,934
Deposit with clearing organization	25,001
Accounts receivable	143,324
Other receivables from related parties	29,190
Furniture and equipment, net	14,232
Deferred tax assets	21,785
Income taxes receivable	27,411
Deposits and other assets	9,897
Total assets	$621,774

Liabilities and Stockholders' Equity

Liabilities

Commissions payable	$97,139
Accounts payable and accrued expenses	63,395
Income taxes payable	110,425
Total liabilities	270,959

Commitment and contingencies

Stockholders' equity

Common stock, $0.001 par value, 5,000,000 shares authorized, 2,000,000 shares issued and outstanding	2,000
Additional paid-in-capital	299,555
Retained earnings	49,260
Total stockholders' equity	350,815
Total liabilities and stockholders' equity	$621,774

See the accompanying notes to Statement of Financial Condition.

Accelerated Capital Group, Inc.

Notes to Statement of Financial Condition

December 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Accelerated Capital Group, Inc. (the "Company") was incorporated in the State of California on May 15, 1996. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including operating a general securities business on a fully disclosed basis and specializing in Regulation D offerings on a best efforts basis.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company's accounts receivable primarily consist of trade accounts arising in the normal course of business. The Company expects to collect amounts due because of the customers' history with the Company and the nature of the industry, although actual collections may differ. Management reviews its bad debt reserve periodically and the Company maintains an allowance for bad debts on accounts receivable at an amount that management believes is sufficient to protect against losses. As of December 31, 2015, no reserves for bad debts have been established.

Accelerated Capital Group, Inc.

Notes to Statements of Financial Condition

December 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Investment in Marketable Securities

Marketable securities held by the Company are classified as trading securities and are stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in the revenues.

Revenue Recognition

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis. Other income primarily consists of due diligence income which is recognized once the services are performed by the Company.

Furniture and Equipment

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized in the statement of expenses.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized and measured using the fair value of the related asset. No impairment charge was incurred during the year ended December 31, 2015. There can be no assurance, however, that market conditions will not change or demand for the Company's services will continue, which could result in impairment of long-lived assets in the future.

Accelerated Capital Group, Inc.

Notes to Statement of Financial Condition

December 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Company has elected to be treated as a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not that such assets will not be realized through future operations.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company has $5,795 accrued for interest and penalties on the Company's statement of financial condition at December 31, 2015.

The Company is subject to taxation in the U.S., State of California and Arizona. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2011.

Fair Value of Financial Instruments

At December 31, 2015, the Company's financial instruments include cash, deposit with clearing organization, accounts receivable, other receivables from related parties, income tax receivable, commissions payable, accounts payable and accrued expenses and income taxes payable. The carrying amount of these financial instruments approximates fair value due to the short-term maturities of these instruments.

Accelerated Capital Group, Inc.

Notes to Statement of Financial Condition

December 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements through the date of issuance of these financial statements. Based upon this review, the Company has determined that there were no events which took place that would require inclusion or disclosure in its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2015, the deposit held with a clearing organization of $25,001 was pursuant to a clearing agreement.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and are summarized by major classification as follows:

			Useful Life
Office Equipment	$	33,539	5
Furniture and Fixtures		27,492	7
		61,031	
Less: accumulated depreciation		(46,799)	
Furniture and equipment, net	$	14,232	

Accelerated Capital Group, Inc.

Notes to Statement of Financial Condition

December 31, 2015

Note 4: OTHER RECEIVABLES FROM RELATED PARTIES

The other receivables from related parties represents advances against future commissions, to the Company's registered representatives. These advances are non-interest bearing and uncollateralized. The registered representatives are repaying the advances with their earned commissions. The outstanding balance of the receivables from related parties at December 31, 2015 was $29,190.

Note 5: COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases various office facilities under non-cancelable operating lease arrangements. The operating leases expire through February 2017 and require monthly payments ranging from $1,500 to $7,011.

Future minimum payments under non-cancelable operating leases are approximately as follows:

Years Ending December 31,	
2016	$ 94,000
2017	14,000
	$ 108,000

Note 5: COMMITMENTS AND CONTINGENCIES - CONTINUED

Litigation

The Company is involved from time to time in litigation or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company believes that the resolution of these matters will not likely have a material adverse effect on the Company's financial statements.

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. In connection with its facilities leases, the Company has indemnified its lessors for certain claims arising from the use of the facilities. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

Note 6: FAIR VALUE MEASUREMENTS

On January 1, 2009, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 6: FAIR VALUE MEASUREMENTS -CONTINUED

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access;

Level 2 - inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly;

Level 3 - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2015, the Company had no financial assets or liabilities measured at fair value on a recurring basis.

Note 7: CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2015, the Company had amounts in these accounts in excess of the FDIC insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

Customers

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: CONCENTRATIONS OF CREDIT RISK- CONTINUED

As of December 31, 2015, two customers accounted for approximately 53% of the total accounts receivable.

Note 8: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2015, under the most restrictive requirement, the Company had net capital of $178,461 which was $160,397 in excess of its minimum required net capital of $18,064. The Company's ratio of aggregate indebtedness to net capital was 1.52 to 1.


Sterling Advisors

150 South Warner Road, Suite 200
King of Prussia, PA 19406

bbtsterlingadvisors.com